FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of September, 2006

API ELECTRONICS GROUP CORP.

(Formerly: API Electronics Group Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated September 26, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP CORP.
(Formerly API Electronics Group Inc.)

Date: September 27, 2006	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and
Director

API Electronics Group Corp.

Management’s Discussion and Analysis

August 21, 2006

The following sets out management’s discussion and analysis of our financial condition and results of operations for the years ended May 31, 2006 and 2005. All financial information is presented in US Dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The management’s discussion and analysis should be read in conjunction with our annual consolidated financial statements and the accompanying notes for the year ended May 31, 2006.

Corporate Overview

API is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of API is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. API is a leading supplier of defense electronic components to the U.S. Department of Defense and its subcontractors as well as having a strong commercial user base. In March, 2004, API purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. In August 2005, API purchased certain assets of Sensonics, Inc. (“Sensonics”), a private company that supplies components to the U.S. Department of Defense. These acquisitions further augment API’s in-demand components and systems for both government and corporate clients.

•	The Filtran Group (“Filtran Group”) comprised of Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada, is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001:2000 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. API acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II Inc. of Hauppauge, New York (“TM II”), in business for over 30 years, supplies the Defense sector with naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. API acquired TM II in February 2003 thereby expanding API’s core-military and defense-related electronics business. TM II also maintains a manufacturing facility in Bridgeport, Connecticut.

•	In April 2006, the Company acquired Keytronics Inc (“Keytronics”) of Endicott, New York, a manufacturer of a wide variety of power transformers, reactors, magnetic amplifiers, power supplies and converters and numerous special purpose electronic assemblies, including capacitor modules and medical electronics.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

API Electronics Group Corp.

API’s objectives are to seek long-term stable growth for all of its operating segments (API Electronics, Filtran Group, TM II and Keytronics) through continuous capital investment, employing today’s production methods and technologies and by demanding uncompromising quality control.

Trends in Our Industry and Business

API Electronics believes that new orders should increase as a result of the recent $489B military budget approved by the U.S. Congress. API has spent more than $400,000 on upgrades to its Hauppauge, New York facility in the past few years. In addition it has also put in place its ISO 9000-2000 system and, on June 1, 2005, received military certification from the Defense Logistics Agency as a certified manufacturer of silicon high power transistor devices in accordance with the requirements of MIL-PRF-19500M. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure.

Filtran Group’s main markets are with military subcontractors where they have strong demand for filters, power supplies, transformers and inductors. Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture. Filtran Group is aggressively pursuing growth strategies with the recent hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II’s customer base consists primarily of various U.S. government departments, including the U.S. Navy, as well as numerous domestic and foreign corporations. The U.S. government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns. TM II’s Stabilized Glide Slope Indicator (SGSI) is an electro-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

Operating Revenues

Operating revenues of the API Group are derived from the sales of electronic components and systems, specifically semiconductors, transformers, inductors, filters and mission critical systems. The principle markets for these products are the government and military, commercial equipment, and other replacement parts.

Semiconductor Revenues

API currently serves a broad group of customers with the following category of semiconductor products: Varactor tuning diodes, specialty suppressor diodes for the relay market, custom microelectronic hybrid circuits, small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and resistor/capacitor networks. These products facilitate the power supply in end products such as missiles, the space shuttle, F-15, F-16 fighter planes and B-1 bombers.

Magnetic & Power Supply Revenues

Revenues are derived from the manufacturing of electronic transformers, inductors, filters and power supplies. The main demand today for these products come from the military, aerospace, telecom, audio, video, voice, voice/data, and transportation OEM’s.

API Electronics Group Corp.

Mission Critical System Revenues

The principle market for these products is the military/defense industry. These highly engineered products and systems include, naval aircraft landing and launching equipment, Visual Landing Aids (VLA) and Stabilized Glide Slope Indicators (SGSI), flight control and signaling systems, radar systems alteration, data communication and test equipment, aircraft ground support equipment, Aircraft Radar Indication Systems using Liquid Crystal Display (LCD) technology and other mission critical systems and components.

Operating Expenses

Operating Expenses consist of business development, selling expenses, general and administrative.

Cost of Goods Sold

Cost of Goods Sold primarily consists of costs that we incur to design, manufacturer, test and ship the product. These costs include:

•	The cost of raw materials, including freight, direct labor and tooling required to design and build the parts.

•	The cost of testing (labor & equipment) the products throughout the manufacturing process and final testing before the parts are shipped to the customer.

•	The cost of shipping and handling the products shipped to the customer.

Selling, general and administrative expense

Selling, general and administrative expenses include:

•	Compensation and benefit costs for all employees, including sales and customers service, sales commissions, executive, legal, finance and human resource personnel.

•	Compensation related to stock-based awards to employees and directors.

•	Professional services, for accounting, legal, tax, information technology and public relations fees.

•	Rent and related expenses.

Other Income (Expense)

Other income and (expense) consists of:

•	Interest income on cash, cash equivalents and marketable securities.

•	Interest expense on notes payable, operating loans and capital leases.

•	Gain or losses on disposal of property and equipment.

•	Gain or loss on foreign currency transactions.

Key Operating Data

API management uses a number of data to measure the growth of the business and operating performance. The key measure for growth is sales backlog figures:

Backlog by Segment Company	2006	2005	2004
API Electronics	$3,156,932	$4,415,043	$1,925,753
Filtran Group	$4,729,390	$4,018,861	$2,475,711
TM II	$2,043,977	$1,919,278	$2,862,470
Keytronics	$1,019,833	N/A	N/A

Overall	$10,950,132	$10,353,182	$7,263,934

API Electronics Group Corp.

API’s backlog figures represent confirmed customer purchase orders that API has not shipped at the time the figures were calculated, which have a delivery date within a 12 month period. Filtran Group’s backlog figures will also be affected by the US/Canadian exchange rate.

The key measure for performance is Gross Margin by Segment.

Gross Margin by Segment Company	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change
API Electronics	34.4%	32.8%	16.6%	+1.6%	+16.2%
Filtran Group	21.0%	23.6%	19.3%	-2.6%	+4.3%
TM II	25.2%	26.8%	27.6%	-1.6%	-0.8%

Overall	26.7%	25.5%	21.3%	+1.2%	+4.2%

API’s gross margin represents the excess of operating revenues less cost of goods sold. Cost of goods sold contains direct material, labor and manufacturing overhead costs.

Acquisition of API Electronics, Inc.

Effective on August 31, 2001, API completed its acquisition of API Electronics, a Delaware corporation, which then became a wholly-owned subsidiary of API. This transaction constituted a reverse take-over of API by API Electronics, the deemed acquiring company. At the time of the reverse take-over until the acquisition of the Filtran Group, the primary business of API became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications.

For generally accepted accounting principles, API Electronics is deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001 included in API’s selected financial data are those of API Electronics and are derived from the financial statements of API Electronics which have been audited. API Electronics has been in operations for approximately 27 years.

Acquisition of the Filtran Group

Effective May 31, 2002, API acquired the Filtran Group of companies, consisting of Filtran, Inc., Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited, the holding company for Filtran Limited. Canadian Dataplex, Tactron Communications (Canada) Limited and Filtran Limited were amalgamated under the name Filtran Limited as of June 1, 2003. The Filtran Group of companies are suppliers of electronic components (primarily inductors, transformers and filters) for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada.

Acquisition of Assets of TM Systems, Inc.

Effective February 6, 2003, API through its wholly-owned subsidiary, TM Systems, acquired the assets of TM Systems, Inc., a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft

API Electronics Group Corp.

ground control equipment for military use. As part of the asset purchase, TM Systems assumed the leases for two facilities operated by TM Systems, Inc., one located in Albertson, New York and the other in Bridgeport, Connecticut.

Closure of US Operations of IL Data Canada, Inc.

Prior to April 30, 2001, API ceased operations of the InvestorLinks.com website. During the three-month period ending July 31, 2001, API closed down the US operations of that business, terminated the employment of all US employees, and transferred API’s US assets to Canada.

Results of Operations - Year Ended May 31, 2006 Compared to the Year Ended May 31, 2005

The following discussion of results of operations of API is a comparison of API’s two fiscal year periods May 31, 2006 and May 31, 2005.

Operating Revenue

Sales by Subsidiary	2006	2005	% age Change
API Electronics	$5,508,887	$3,712,734	+48.4%
Filtran Group	$7,626,637	$6,012,306	+26.9%
TM II	$2,375,028	$2,822,511	-15.9%
Keytronics	$123,541	$—	N/A

	$15,634,093	$12,547,551	+24.6%

Overall, API recorded strong sales growth in 2006 as total sales revenue increased by 24.6% over 2005.

API Electronics sales revenues increased by 48.4% in 2006 and this was attributed primarily to the Islip sales revenue increase of $1,991,000 for mission critical systems, primarily Radar Indicators and Counter Measure Control Electronics for US Military helicopters. API Electronics expects 2007 sales revenue to increase by 6-8% over the 2006 level as demand continues to be strong and the recent military certification MIL-PRF-19500M adds benefit.

Filtran Group saw sales revenue increase by 26.9% in 2006. The increase was attributed primarily to an increase of approximately $1,785,000 in sales revenue from a US military subcontractor. The products that saw the increased demand were the electronic filters that are assembled in military radios. Filtran Group expects sales revenue to grow a further 5% in 2007.

TM II recorded sales revenue levels in 2006 that were 15.9% less than 2005. The decrease was attributed primarily to decreased progress billings on the US Navy Stabilized Glide Scope Indicators (SGSI). TM II expects sales revenue growth levels to remain relatively flat in 2007.

Keytronics was acquired on April 27, 2006. The $123,541 reflects slightly more than one month’s sales revenue. Keytronics projects for annual revenue to be in the range of $2,000,000 to $2,200,000 in 2007.

The Company’s electronic products are sold through operations in Canada and the US to several countries around the world.

API Electronics Group Corp.

Geographical Information

	May 31, 2006		May 31, 2005
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$12,199,898	$3,467,797	$9,629,218	$3,300,532
Canada	1,104,713	2,540,978	836,335	2,347,700
United Kingdom	1,712,629	—	1,659,463	—
South America	147,009	—	159,936	—
All Other	469,844	—	262,599	—

	$15,634,093	$6,008,775	$12,547,551	$5,648,232

API saw United States sales increase by 26.7% from $9,629,218 in 2005 to $12,199,898 in 2006 as a result of increased sales to the US Department of Defense and US Department of Defense subcontractors, Canadian sales increased by 32.1% from $836,335 in 2005 to $1,104,713 in 2006 as a result of increased demand from the commercial product industry and the relocation of a UK customer to Canada, and UK sales increased by 3.2% from $1,659,463 in 2005 to $1,712,629 in 2006.

The US Department of Defense and its Subcontractors accounts for a significant amount of the Company’s sales revenue as follows:

	2006	2005
Revenue
U.S. Department of Defense	25%	12%
U.S. Department of Defense subcontractors	40%	39%

Operating Expenses

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	2006	2005	% age Change
API Electronics	34.4%	32.8%	+1.6%
Filtran Group	21.0%	23.6%	-2.6%
TM II	25.2%	26.8%	-1.6%

Overall	26.7%	25.5%	+1.2%

API Electronics Group Corp.

The Company’s overall gross margin was 26.7% of sales in 2006 and a slight increase from the 25.5% gross margin posted in 2005. Accordingly, the overall cost of sales was 73.3% in 2006 compared to 74.5% in 2005.

API Electronics posted a gross margin improvement by 1.6% in 2005 to the 34.4% level. This increase is attributed to the ongoing integration of the Islip and Sensonics acquisitions. The integration saw decreases in the labor force and a reduction of duplicated activities and expenses.

Filtran Group saw their gross margin decrease to 21.0% in 2006 from the 23.6% margin posted in 2005. The decrease was attributed to a 3% increase in material costs largely due to increases in the prices for steel, copper, and petrochemicals. Filtran Group expects gross margins to increase in 2007 as they continue to expend efforts to improve operational efficiencies.

TM II’s gross margin saw a slight decrease of 1.6% to 25.2% in 2006. TM II expects margins to remain at current levels in 2007.

The major components of Cost of Sales are as follows:

	2006	% age of sales	2005	% age of sales
Materials Used	$4,738,517	30.3%	$3,773,911	30.1%
Manufacturing Labor	$2,653,129	17.0%	$2,377,026	19.0%
Manufacturing Overhead	$3,871,906	24.8%	$2,927,716	23.3%
Other	$196,915	1.2%	$273,939	2.1%

	$11,460,467	73.3%	$9,352,592	74.5%

As a percentage of sales, the 2006 Materials Used percentage was reasonably in line with the percentage in 2005. The 2006 Labor percentage decreased by 2.0% over 2005 as a result of a lower labor cost mix associated with the increased Islip product sales revenues. The 2006 Manufacturing Overhead percentage increased by 1.5% primarily as a result of tooling costs associated with new product lines and increased shop supplies.

Selling Expenses

Selling expenses increased to $1,176,171 for the year ended May 31, 2006 from $1,124,522 for the year ended May 31, 2005. As a percentage of sales the 2006 selling expenses came in at 7.5%, a decrease from the 8.9% posted in 2005. The Company expects selling expenses to remain at current levels in 2007.

The major components of Selling Expenses are as follows:

	2006	% age of sales	2005	% age of sales
Payroll Expense – Sales	$447,667	2.9%	$467,238	3.7%
Commissions Expense	$444,604	2.9%	$351,586	2.8%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2006. As a percentage of sales, the 2006 Commission expense was reasonably in line with the comparative percentage of sales in 2005. Payroll Expense – Sales decreased as a result of the departure of the sales manager at API Electronics Inc. in the second quarter of 2006.

Business Development

Business development expense decreased to $14,296 in 2006 from $43,131 in 2005 as a result of reduced investor relation expenditures. API expects business development expenses to increase in 2007 as the result of the Rubincon Merger.

API Electronics Group Corp.

General and Administrative Expenses

General and administrative expenses increased to $3,608,318 for 2006 from $2,682,195 incurred during 2005. As a percentage of sales, the 2006 general and administration expenses were 23.1% and this was an increase over the 21.4% posted in 2005.

The major components of General and Administrative Expenses are as follows:

	2006	2005	$ Change
Officer Salary	$198,677	$187,200	$11,477
Rent and Management Fees	$183,364	$183,364	$0
Professional Services	$302,204	$206,361	$95,843
Office Salary	$259,074	$225,950	$33,124
Depreciation and amortization	$391,890	$370,662	$21,228
Stock-Based Compensation	$1,500,000	$920,500	$579,500

Officer salary expense increased to $198,677 in 2006 from $187,200 in 2005 – a reasonable increase of 6.1%.

Rent and management fees remained the same in 2006 compared to 2005 at an amount of $183,364.

Professional services include legal, accounting, audit and taxation services. The 2006 expense increased to $302,204 from $206,361 in 2005 as a result of increased audit fees for 2006 combined with an under-provision for fees in 2005.

Office salary increased to $259,074 in 2006 from $225,950 in 2005 as a result of the Canadian operation’s wages being translated to US at a higher exchange rate in 2006.

Stock-Based Compensation increased from $920,500 in 2005 to $1,500,000 in 2006. The increase is attributed to a higher market value associated with the Company’s common shares in 2006.

Operating Income (Loss)

The Company posted operating income (loss) for the year ended May 31, 2006 of ($625,159) a slight improvement over the operating income (loss) of ($654,889) for the year ended May 31, 2005. The decrease in operating loss is attributed to higher sales volumes and gross margins offset by an increased stock-based compensation charge from $920,500 in 2005 to $1,500,000 in 2006.

Other Income And Expense

Other expense during the quarter was $6,674 for the year ended May 31, 2006 compared to other income of $25,616 for the year ended May 31, 2005. The major components in 2006 were investment income in the amount of $29,338, a loss on foreign currency translation of $117,472, and a gain on sale of marketable securities of $81,460.

The major components in 2005 were investment income in the amount of $21,079, a loss on foreign currency translation of $46,304, and a loss on sale of marketable securities of $391.

Interest expense for the Company saw an increase from $28,049 in 2005 to $46,091 in 2006. The decrease was attributed to higher debt levels following the Sensonics and Keytronics acquisitions in 2006.

Income Taxes

The provision for income taxes was an expense in the amount of $105,478 in 2006 compared to a recovery in the amount of $104,160 in 2005. The tax rate for 2006 was 34.2% (2005 – 34.2%). The Company and its subsidiaries have non-capital losses of approximately $415,000 to apply against future taxable income. The losses will expire as follows: $28,000 in 2009, $21,000 in 2010, $303,000 in 2011, and $63,000 in 2012.

API Electronics Group Corp.

Net Loss

The Company incurred a net loss for the year ended May 31, 2006 of $783,402 compared to net loss of $604,394 for year ended May 31, 2005.

Results of Operations - Year Ended May 31, 2005 Compared to the Year Ended May 31, 2004

The following discussion of the results of operations of API is a comparison of API’s two fiscal year periods ended May 31, 2005 and 2004.

Operating Revenue

Sales by Subsidiary	2005	2004	% age Change
API Electronics	$3,712,734	$2,375,239	+56.3%
Filtran Group	$6,012,306	$5,759,835	+4.4%
TM Systems	$2,822,511	$3,143,113	-10.2%

	$12,547,551	$11,278,187	+11.3%

API recorded strong sales growth in 2005 as total sales revenue increased by 11.3% over 2004.

API Electronics’ sales revenues increased by an impressive 56.3% in 2005. This was attributed primarily to the Islip acquisition in March 2004 adding significantly to 2005 sales revenue. Islip product sales revenue in 2005 was $879,771 compared to $66,625 for fiscal 2004.

Filtran Group saw sales revenue increase by 4.4% in 2005. The increase was attributed to increased demand for its filter and power supply products in the military defense sector.

TM II recorded sales revenue levels in 2005 that were 10.2% less than 2004. The decrease was attributed primarily to the timing of TM II’s sales as demand and orders for TM II’s products continued to be strong.

API’s electronic products are sold through operations in Canada and the US to several countries around the world.

API Electronics Group Corp.

Geographical Information

	May 31, 2005		May 31, 2004
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$9,629,218	$3,300,532	$8,933,612	$3,426,193
Canada	836,335	$2,347,700	944,039	$2,436,782
United Kingdom	1,659,463	—	1,057,691	—
South America	159,936	—	201,465	—
All Other	262,599	—	141,380	—

	$12,547,551	$5,648,232	$11,278,187	$5,862,975

API saw United States sales increase by 7.8% from $8,933,612 in 2004 to $9,629,218 in 2005, Canadian sales decreased by 11.4% from $944,039 in 2004 to $836,335 in 2005, and UK sales increased by 56.9% from $1,057,691 in 2004 to $1,659,463 in 2005. Sales to South America decreased by 20.6% from $201,465 in 2004 to $159,936 in 2005 and sales to other countries increased by 85.7% from $141,380 in 2004 to $262,599 in 2005.

Sales to the US have increased due largely on API’s focus on the military market. The strong demand in this sector of the US economy has created growth opportunities for all API’s divisions and as a result has yielded significant revenue growth and a strong order backlog. Similarly, sales to the UK increased mainly due to one customer expediting a large order and another whose annual demand has continually increased.

The US Department of Defense and its Subcontractors accounts for a significant amount of API’s sales revenue as follows:

	2005	2004
Revenue
U.S. Department of Defense	12%	17%
U.S. Department of Defense subcontractors	39%	40%

OPERATING EXPENSES

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	2005	2004	% Change
API Electronics	32.8%	16.6%	+16.2%
Filtran Group	23.6%	19.3%	+4.3%
TM II	26.8%	27.6%	-0.8%

Overall	25.5%	21.3	+4.2%

API’s overall gross margin was 25.5% of sales in 2005, which represents a substantial increase from the 21.3% gross margin in 2004. Accordingly, the overall cost of sales was 74.5% in 2005 compared to 79.7 in 2004.

API Electronics posted a gross margin improvement by 16.6% in 2005 to 32.8%. This increase was attributed to substantially higher sales revenues, improved manufacturing efficiencies, and more profitable sales mix in 2005 including products related to the Islip acquisition. API had a substantial increase in its hybrid and diode sales supplied for the US military. Also, the Islip acquisition introduced significant radio signal indicator assembly sales.

API Electronics Group Corp.

Filtran Group saw its gross margin increase to 23.6% in 2005 from the 19.3% margin posted in 2004. The increase was attributed to a more profitable sales mix and improved manufacturing efficiencies. Filtran introduced a program called “Lean Manufacturing and Continuous Improvement.” The result was substantial productivity gains, and a reduction in costs and defects. Filtran also saw increased demand for its Harris filters in the telecommunication section in 2005. In addition, sales of DC-to-AC power supplies increased to General Dynamics UK for the UK Bowman project.

TM II’s gross margin saw a slight decrease of 0.8% to 26.8% in 2005.

The major components of Cost of Sales were as follows:

	2005	% of sales	2004	% of sales
Materials Used	$3,773,911	30.1%	$3,766,825	33.4%
Manufacturing Labor	$2,377,026	19.0%	$2,283,916	20.3%
Manufacturing Overhead	$2,927,716	23.3%	$2,390,769	21.2%
Other	$273,939	2.1%	$434,972	3.8%

Total	$9,352,592	74.5%	$8,876,482	78.7%

As a percentage of sales, each of the 2005 Manufacturing Labor and 2005 Manufacturing Overhead were reasonably in line with their comparative percentage of sales in 2004. The 2005 Materials Used percentage improved significantly over 2004 as a result of efficiencies and quality control in the manufacturing process.

Selling Expenses

Selling expenses increased to $1,124,522 for the year ended May 31, 2005 from $843,308 for the year ended May 31, 2004. As a percentage of sales the 2005 selling expenses came in at 8.9%, which represented an increase of 1.4% over selling expenses of 7.5% posted in 2004.

The major components of Selling Expenses were as follows:

	2005	% of sales	2004	% of sales
Payroll Sales	$467,238	3.7%	$401,058	3.6%
Commissions	$351,586	2.8%	$99,921	0.9%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2005.

As a percentage of sales, the 2005 Payroll Sales was reasonably in line with its comparative percentage of sales in 2004. Commissions expense increased in 2005 as a result of recent acquisitions (TM Systems and Islip) whereby commissions were payable at specific percentages on certain sales orders.

General and Administrative Expenses

General and administrative expenses decreased to $2,682,195 for 2005 from $1,908,931 incurred during 2004. As a percentage of sales, the 2005 general and administration expenses were 21.4%, an improvement over the 16.9% posted in 2004.

The major components of General and Administrative Expenses were as follows:

	2005	2004	$ Change
Officer Salaries	$187,200	$303,453	$(116,253)
Rent and Management Fees	$183,364	$178,228	$5,136
Professional Services	$206,361	$286,855	$(80,494)
Office Salaries	$225,950	$209,271	$16,679
Depreciation and amortization	$370,662	$403,986	$(33,324)
Stock-Based Compensation	$920,500	$10,000	$910,500

API Electronics Group Corp.

Officer salaries expense decreased to $187,200 in 2005 from $303,453 in 2004. This was attributed primarily to the retirement of an individual at Filtran Group in 2005.

Rent and management fees increased slightly to $183,364 in 2005 from $178,228 in 2004 – an increase of 2.9%.

Professional services include legal, accounting, audit and taxation services. The 2005 expense was $206,361, which was a slight improvement from the 2004 expense amount of $286,855. The decrease was attributed to a large settlement of old legal fees in the amount of $34,392 in 2004 and in general a more concerted effort to perform more services in-house in 2005.

Office salaries increased to $225,950 in 2005 from $209,271 in 2004—an increase of 8.0%.

Depreciation and amortization decreased to $370,662 in 2005 from $403,996 in 2004 as the result of some assets becoming fully depreciated in 2005 while having a full year depreciation in 2004.

Stock-Based Compensation

Stock-Based Compensation increased from $10,000 in 2004 to $920,500 in 2005. The increase is attributed to the Company adopting the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. The company adopted this method at the beginning of Fiscal 2005.

Operating Income (Loss)

API posted operating income (loss) for the year ended May 31, 2005 of ($654,889) an increase over the operating income (loss) of ($421,622) for the year ended May 31, 2004. The increase was attributed to the non-cash stock compensation charge in the amount $920,500 in 2005 (2004 - $10,000) and the increase in selling expense discussed above.

Other Income and Expense

Other income during the quarter was an expense amount of $25,616 for the year ended May 31, 2005 compared to other income of $117,956 for the year ended May 31, 2004. The major components in 2005 were investment income in the amount of $21,079, a loss on foreign currency translation of $46,304, and a loss on sale of marketable securities of $391.

The major components in 2004 were the gain on settlement of debt in the amount of $39,000, the gain on sale of marketable securities of $45,795, and investment income in the amount of $40,941, loss on foreign currency translation of $5,323 and miscellaneous expense of $2,457.

Other expense relates to interest on long-term debt and the Company saw a decrease from $85,063 in 2004 to $28,049 in 2005. The decrease was attributed to lower debt levels in 2005.

Income Taxes

The provision for income taxes was a recovery of $104,160 in 2005 compared to a recovery of $46,335 in 2004. The tax rate for 2005 was 34.2% (2004 – 35.63%). The Company and its subsidiaries have non capital losses of approximately $1,354,000 to apply against future taxable income. The losses will expire as follows: $94,000 in 2009, $796,000 in 2010, $272,000 in 2011, and $192,000 in 2012.

API Electronics Group Corp.

Net Income (Loss)

The Company incurred a net loss for the year ended May 31, 2005 of $604,394 compared to a net loss of $342,394 for year ended May 31, 2004.

Liquidity and Capital Resources

Year Ended May 31, 2006 compared to the Year Ended May 31, 2005

Liquidity

At May 31, 2006, the Company had cash reserves of $946,680 compared to $1,513,130 as at May 31, 2005. In addition, the Company had marketable securities of $2,650 at May 31, 2006 (2005 - $329,855).

At May 31, 2006 working capital totaled $4,773,911 compared to $4,103,057 at May 31, 2005. The current ratio at May 31, 2006 was 2.6:1 which remained unchanged from May 31, 2005. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.96:1 at May 31, 2006 – a slight decrease from the 1.29:1 posted at May 31, 2005.

As at May 31, 2006, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory increased 41.1% from $3,258,856 as at May 31, 2005 to $4,599,616 as at May 31, 2006. This was a result of increased production to meet sales demand and the April 2006 acquisition of Keytronics that added over $525,000 in inventory. Accounts receivable increased 25.5% from $1,427,395 as at May 31, 2005 to $1,791,569 as at May 31, 2006. This increase is consistent with the 24.6% increase in year over year sales. Accounts payable increased 32.2% to $1,918,117 at May 31, 2006 from $1,450,502 as at May 31, 2005. The increase is attributed primarily to increased production and purchasing to meet sales demand. Deferred revenue decreased 81% from $643,028 at May 31, 2005 to $119,850 as at May 31, 2006. The decrease is attributed to fewer progress amounts billed on current projects at May 31, 2006.

API Electronics Group Corp.

Long-term debt (current and long-term portion) increased from $120,031 at May 31, 2005 to $583,034 at May 31, 2006 as a result of debt assumed in the acquisitions of Keytronics and Sensonics.

The debt to equity ratio (total debt to total shareholders’ equity) increased to 0.38 as at May 31, 2006 compared to 0.33 as at May 31. 2005.

Total assets increased to $14,067,354 at May 31. 2006 from $12,646,328 as at May 31, 2005. The increase is primarily attributed to the acquisition of Keytronics.

Operating, Investing and Financing Activities

Cash generated (used) in operating activities decreased to $539,270 for year ended May 31, 2006 compared to $1,113,944 for the year ended May 31, 2005. The decrease was attributed primarily to increased investments in non-cash working capital in 2006.

Investing activities in 2006 consisted of the purchase of capital assets of $139,321 (2005 - $333,960), the business acquisition of Keytronics in the amount of $953,753 (2005 - $Nil), the purchase of marketable securities of $86,288 (2005 - $458,318), and the proceeds on sale of marketable securities of $494,953 (2005 - $79,240).

Financing activities in 2006 consisted of the issuance of common stock with proceeds of $1,000,000 (2005 - $1,056,000), the purchase and retirement of common stock of $1,497,566 (2005 - $723,289), bank indebtedness advances of $149,271 (2005 - $199,758), long-term debt repayments of $40,122 (2005 – $33,120), and repayments of obligations under capital leases of $45,337 (2005 - $21,492).

Capital Resources

API’s subsidiary API Electronics has a working capital line of credit of $500,000. At May 31, 2006, the corporation had borrowed $340,147 (2005 - $167,000) against this line. The credit is secured by all of its assets pursuant to a general security agreement and is guaranteed by the Chief Operating Officer of API. The bank indebtedness is due on demand and bears interest at US prime plus 1%. The line is subject to annual renewal on April 14, 2007.

API’s subsidiary Filtran Limited has a line of credit of $907,000 (Cdn$1,000,000). At May 31, 2006, the corporation had borrowed $172,367 (2005 - $175,090). The interest rate on any borrowed funds is charged at Canadian prime. The agreement also allows Filtran to lease an asset at Canadian prime plus 1% up to $33,000. The lender has a general security agreement and a first collateral mortgage on Filtran’s assets and building. The line is subject to annual renewal on May 31, 2007.

API is not committed to any significant capital expenditures at present.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

API Electronics Group Corp.

Contractual Obligations and Other Commercial Commitments

The following table identifies the Contractual Obligations of the Company as at May 31, 2006.

	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$37,731	$34,266	$3,465	$—	$—
Promissory Notes and Loans	$545,303	$240,921	$295,133	$9,249	$—
Operating Leases	$126,122	$88,364	$37,758	$—	$—

Total Contractual Obligations	$709,156	$363,551	$336,356	$9,249	$—

Year Ended May 31, 2005 compared to the Year Ended May 31, 2004

Liquidity

At May 31, 2005, API had cash reserves of $1,513,130 compared to $634,058 as at May 31, 2004. In addition, API had marketable securities of $329,855 at May 31, 2005 (May 31, 2004 - $2,144).

At May 31, 2005 working capital totaled $4,103,057 compared to $3,073,853 at May 31, 2004. The current ratio at May 31, 2005 remained at the 2.6:1 ratio as at May 31, 2004. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 1.29:1 at May 31, 2005 – an increase from the 0.86:1 posted at May 31, 2004.

As at May 31, 2005, API’s working capital was sufficient to meet API’s current requirements.

Inventory decreased a slight 0.1% from $3,262,983 at May 31, 2004 to $3,258,856 at May 31, 2005. Accounts receivable increased 38.8% from $1,028,508 at May 31, 2004 to $1,427,395 as at May 31, 2005. The increase is attributed to higher sales volume and a lower turnover rate in 2005. Accounts payable decreased 4.4% from $1,517,304 at May 31, 2004 to $1,450,502 at May 31, 2005. The decrease is attributed to the timing of payments. Deferred revenue increased 415.6% from $124,723 at May 31, 2004 to $643,028 at May 31, 2005. The increase was attributed to the increased orders in production.

Long-term debt (current and long-term portion) decreased from $174,643 at May 31, 2004 to $120,031 at May 31, 2005 as a result of significant reductions in principal on the mortgage payable which will be fully paid off in 2006.

The debt to equity ratio (total debt to total shareholders’ equity) increased slightly to 0.33 at May 31, 2005 compared to 0.30 at May 31, 2004 primarily as a result of the increased deferred revenue.

Total assets increased to $12,646,328 at May 31, 2005 from $11,177,184 at May 31, 2004. This is attributed primarily to the increase in cash, marketable securities and accounts receivable and an offsetting decrease in intangible assets through amortization.

Operating, Investing and Financing Activities

Cash generated (used) in operating activities increased to $1,113,944 for year ended May 31, 2005 compared to $650,906 for the year ended May 31, 2004. This was attributed to higher cash generated by operations and reduced investments in non-cash working capital.

Cash flows provided by (used in) investing activities consisted of the purchase of capital assets of $(333,960), proceeds on sales of marketable securities of $79,240, and the purchase of marketable securities of $(458,318) in 2005 and consisted of the business acquisition of Islip of $(50,0000), purchase of capital assets of $(222,967), proceeds on the sale of capital assets in the amount of $104,439, and the proceeds on sale of marketable securities of $474,819 in 2004.

API Electronics Group Corp.

Cash flows provided by (used in) financing activities consisted of the proceeds on the issue of common shares of $1,056,000, the purchase and retirement of common shares of $(723,289), short-term borrowing advances of $199,758 and the repayment of long-term debt of $(54,612) in 2005 and consisted of the proceeds on the issue of common shares of $705,000, short term borrowing advances of $128,616, and long-term debt repayments of $(2,718,044) in 2004.

Capital Resources

API’s subsidiary, API Electronics, has a working capital line of credit of $500,000. At May 31, 2005, the corporation had borrowed $167,000 (2004 - $100,000) against this line. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

API’s subsidiary, Filtran Limited, has a line of credit of $796,000. At May 31, 2005, the corporation had borrowed $175,090 (2004 - $28,675). The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s asset and building. The bank indebtedness bears interest at prime.

API is not committed to any significant capital expenditures at present.

API holds cash and cash equivalents in Canadian currency. Two of API’s subsidiaries (TM Systems and API) hold cash and cash equivalents in US currency. API’s other group of subsidiaries (Filtran Group) holds cash and cash equivalents in US and Canadian currencies. Neither API nor any of its subsidiaries uses financial instruments for hedging.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Off Balance Sheet Arrangements

During 2006 and 2005, the Company did not use Off Balance Sheet Arrangements.

Risk Factors and Risk Management

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

API Electronics Group Corp.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	Delays in bringing new product equipment on-line;

•	Delays in supplying products to our existing customers; and

•	Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

API Electronics Group Corp.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software fix which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

API Electronics Group Corp.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

•	The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and

API Electronics Group Corp.

limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company’s Manufacturing Efficiencies

The Company’s manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company’s manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company’s operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

API Electronics Group Corp.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

API Electronics Group Corp.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003, 2004 and 2005. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields, and (vii) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s Common Stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company’s revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company’s fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers’ required delivery schedules. Because of the unique nature of the Company’s manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key

API Electronics Group Corp.

personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. Proposed Transactions

On March 16, 2006, API signed a letter of intent with Rubincon Ventures Inc. to enter into a combination agreement to combine the two entities. The agreement between the two companies provides that shareholders of API will receive (i) 10 common shares of a Canadian subsidiary of Rubincon Ventures which are exchangeable on a share for share basis for shares of Rubincon Venture for each share of API, or (ii) 10 shares of Rubincon Ventures for each share of API. The new entity created by the business combination will be know as API Nanotronics Corp. Current API management will manage the combined company and the board of directors will be controlled by current members of board of directors of API. The completion of the transaction is subject to the approval of the shareholders of both companies and the completion of the required legal and regulatory documentation.

Proposed Transactions

On March 16, 2006, API signed a letter of intent with Rubincon Ventures Inc. to enter into a combination agreement to combine the two entities. The agreement between the two companies provides that shareholders of API will receive (i) 10 common shares of a Canadian subsidiary of Rubincon Ventures which are exchangeable on a share for share basis for shares of Rubincon Venture for each share of API, or (ii) 10 shares of Rubincon Ventures for each share of API. The new entity created by the business combination will be know as API Nanotronics Corp. Current API management will manage the combined company and the board of directors will be controlled by current members of board of directors of API. The completion of the transaction is subject to the approval of the shareholders of both companies and the completion of the required legal and regulatory documentation.

Summary of Critical Accounting Policies and Estimates

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Principles of Consolidation

The consolidated financial statements include the amounts of API (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II, Keytronics and the Filtran Group. All inter-company transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

API Electronics Group Corp.

Marketable Securities

API’s investments in marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value, with any unrealized holding gains and losses, net of income taxes, reported as a component of accumulated other comprehensive income (loss). Marketable equity and debt securities available for sale are classified in the balance sheet as current assets.

The adjusted cost of each specific security sold is used to compute realized gains or losses on the sale of securities available for sale.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Inventory

Raw materials are recorded at lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes, material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Long-Lived Assets

The company periodically evaluates the net realizable values of long-lived assets, principally identifiable intangibles and property and equipment, for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, as determined based on the estimated future discounted cash flows. If such assets were considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation or amortization. Depreciation and amortization is provided using the following methods over the following periods:

Classification	Estimated Life (Years)
Straight line basis
Buildings	20 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Machinery and equipment	5 to 10 years
Vehicles	3 years
Website development	3 years

Reducing balance basis
Electronic manufacturing equipment	5 to 10 years

Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

API Electronics Group Corp.

Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Intangible assets that have a finite life are amortized using the following basis over the following period:

Classification	Estimated Life (Years)
Non-compete agreements	Straight line over 5 years
Customer Contracts	Based on revenue earned on the contracts.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Revenue Recognition

Contract Revenue

Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Non-Contract Revenue

The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until products have been shipped and risk of loss and ownership has transferred to the client.

API Electronics Group Corp.

Research and Development Expenses

Expenditures for research and development are expensed as incurred.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option-pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted after June 1, 2002.

Impact of New Accounting Pronouncements

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair values; at other times using cost-based measures. It also specifies how financial instruments gains and losses are to be presented, and defines financial instruments to include accounts receivable and payable, investments in debt and equity securities and derivative contracts.

This new standard is not expected to have any material impact on API’s consolidated financial position or results of operation on adoptions.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus and reserves.

API Electronics Group Corp.

We have not yet determined the impact of the adoption of this standard on our results of operations or financial position.

Financial Instruments

During 2006 and 2005, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

Outlook

API has entered fiscal 2007 with an excellent global presence and solidly positioned for strong performance. The US Congress has approved $489 billion in Department of Defense spending in its recent budget commencing in October 2006 and the likelihood is that the Department will continue to receive support for its initiates in the near to medium term. These developments may impact the Company greatly as a major supplier to the US Department of Defense (25% of total 2006 revenue) and US Department of Defense Subcontractors (40% of total 2006 revenue). Recent world events have brought Defense to the top of many country’s agendas. The strong demand is reflected in the Company’s sales backlog that has grown to approximately $9,930,000 as at May 31, 2006. The fundamentals are positive and may bring the Company great opportunities for revenue growth in 2007.

The Company will continue to focus on the customer because their success drives growth and growth creates shareholder value. Also, API’s quality standards and certifications for its processes and procedures have meant growing customer confidence. The Company is blessed with highly skilled management and employees and it will be essential to retain the talent and develop new talent to continue technological leadership and uncompromising quality. Your management team will also continue to focus on cost controls, cash flow and continue to integrate its recent acquisitions and maximize synergies.

Controls and Procedures

Disclosure controls and procedures are designed to provided reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that the appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the disclosure controls and procedures and concluded that they were effective to provide reasonable assurance that material information regarding the disclosures was made known to them on a timely basis.

API Electronics Group Corp.

Consolidated Financial Statements

For the years ended May 31, 2006 and 2005

(Expressed in US Dollars)

Auditors’ Report

To the Shareholders of

API Electronics Group Corp.

We have audited the consolidated balance sheets of API Electronics Group Corp. as at May 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

On July 24, 2006, we reported separately to the Board of Directors and the Shareholders of API Electronic Group Corp. on consolidated financial statements for the same periods prepared in accordance with the accounting principles generally accepted in the United States of America.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

July 24, 2006

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in US Dollars)

	May 31, 2006	May 31, 2005
Assets
Current
Cash and cash equivalents	$946,680	$1,513,130
Marketable securities (Note 2)	2,650	329,855
Accounts receivable	1,791,569	1,427,395
Inventories (Note 3)	4,599,616	3,258,856
Future tax asset (Note 8)	40,400	76,000
Prepaid expenses	304,064	97,360

Total Current Assets	7,684,979	6,702,596
Capital assets (Note 4)	3,625,223	3,080,395
Future tax asset (Note 8)	373,600	295,500
Goodwill	1,137,166	997,611
Intangible assets (Note 5)	1,246,386	1,570,226

	$14,067,354	$12,646,328

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 6)	$512,514	$342,090
Accounts payable	1,918,117	1,450,502
Deferred revenue	119,850	643,028
Future income tax liability (Note 8)	85,400	85,400
Current portion of long-term debt (Note 7)	275,187	78,519

Total Current Liabilities	2,911,068	2,599,539
Future income tax liability	681,600	501,000
Long term debt (Note 7)	307,847	41,512

	3,900,515	3,142,051

Shareholders’ equity
Share capital (Note 9(b))	12,935,789	12,498,696
Contributed surplus (Note 9(f))	1,427,109	861,768
Cumulative foreign exchange translation account	946,859	503,329
Deficit	(5,142,918)	(4,359,516)

	10,166,839	9,504,277

	$14,067,354	$12,646,328

On behalf of the Board:

(signed ) Phillip DeZwirek

(signed) Jason DeZwirek

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	For The Year Ended May 31,
	2006	2005
Sales	$15,634,093	$12,547,551

Cost of sales	11,460,467	9,352,592

Gross profit	4,173,626	3,194,959

Expenses
Business development	14,296	43,131
Selling expenses	1,176,171	1,124,522
General and administrative	3,608,318	2,682,195

	4,798,785	3,849,848

Operating Income (Loss)	(625,159)	(654,889)

Other (Income) Expenses
Other expense	6,674	25,616
Interest expense	46,091	28,049

	52,765	53,665

Income (loss) before income taxes	(677,924)	(708,554)

Income taxes (Note 8)	105,478	(104,160)

Net income (loss) for the year	(783,402)	(604,394)

Deficit, beginning of year	(4,359,516)	(1,878,166)

Fair value of stock options granted and warrants modified – Cumulative adjustment at June 1, 2004 (Note 9(e))	—	(1,876,956)

Deficit, end of year	$(5,142,918)	$(4,359,516)

Earning per share – basic and diluted (Note 12)	$(0.30)	$(0.24)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	For the Year Ended May 31
	2006	2005
Cash provided by (used in)

Operating activities
Net income (loss) for the year	$(783,402)	$(604,394)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	804,405	764,933
Future income taxes	81,738	(138,613)
Stock options expensed	1,500,000	920,500
Writedown of marketable securities	—	50,976
Gain on sale of marketable securities	(81,460)	391
Net change in non-cash working capital balances (Note 10)	(982,011)	120,151

	539,270	1,113,944

Investing activities
Purchase of capital assets	(139,321)	(333,960)
Business acquisitions – net of cash acquired	(953,753)	—
Purchase of marketable securities	(86,288)	(458,318)
Proceeds on sale of marketable securities	494,953	79,240

	(684,409)	(713,038)

Financing activities
Issue of common shares	1,000,000	1,056,000
Common shares repurchased	(1,497,566)	(723,289)
Bank indebtedness advances	149,271	199,758
Long-term debt repayments	(85,459)	(54,612)

	(433,754)	477,857

Foreign exchange gain on cash held in foreign currency	12,443	309

Net increase (decrease) in cash and cash equivalents	(566,450)	879,072
Cash and cash equivalents, beginning of year	1,513,130	634,058

Cash and cash equivalents, end of year	$946,680	$1,513,130

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2006 and 2005

Nature of Business	API Electronics Group Corp. (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II, the Filtran Group and Keytronics. The Filtran Group consists of Filtran Limited and Filtran Inc.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Cash and Cash Equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

Marketable Securities	Marketable securities are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labor and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the following methods over the following periods:

Straight line basis
Buildings	20 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Machinery and equipment	5 to 10 years
Vehicles	3 years
Website development	3 years

Reducing balance basis
Electronic manufacturing equipment	5 to 10 years

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2006 and 2005

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of May 31, 2006 and 2005.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on revenue earned

Long Lived Assets	The Company periodically evaluates the net realizable values of long-lived assets, principally identifiable intangibles and capital assets, for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, as determined based on the estimated future undiscounted cash flows. If such assets were considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value.

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2006 and 2005

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Non-Contract Revenue	The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until products have been shipped and risk of loss and ownership has transferred to the client.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Stock-Based Compensation Plans	The Company recognizes stock-based compensation based on a fair value method of accounting for all stock-based compensation payments to employees and non-employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. The Company has a stock-based compensation plan, which is described in Note 9(d).

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2006 and 2005

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. The fair value of financial instruments including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and short-tem borrowings approximate the carrying value due to the short-term nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable, accounts payable and bank indebtedness are balances denominated in Cdn dollars in the amounts of $326,983 (May 31, 2005 - $97,086), $2,921 (May 31, 2005 - $302,921), $889,880 (May 31, 2005 - $800,316), $679,462 (May 31, 2005 - $825,646) and $190,000 (May 31, 2005 - $220,000) respectively.

Foreign Currency Translation	The Company’s functional currency is United States dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the period.

Self-sustaining operations are translated at current rates of exchange for balance sheet items and the average rate of exchange for income statement items. All exchange gains and losses are accumulated in the foreign exchange translation account on the balance sheet.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

1.	Asset Purchase Agreements

On August 29, 2005, the Company entered into an agreement to purchase certain assets of Sensonics, Inc. (“Sensonics”) The assets include certain contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $200,000 and is payable solely from 25% of the Gross Profit earned by the Company on all orders or contracts received by it on or after August 29, 2005, for products previously manufactured or sold by Sensonics.

The assets acquired at fair value, as at August 29, 2005 were as follows:

Inventory	$49,000
Machinery and equipment	35,000
Customer contracts	116,000

Fair value of assets acquired	$200,000

On April 27, 2006, the Company acquired all of the common shares of Keytronics, Inc. for an aggregate purchase price of $1,369,236. The purchase price was satisfied through payment of cash in the amount of $1,169,236 and a $200,000 promissory note given. The Company also incurred legal costs in connection with the acquisition in the amount of $19,881 giving a total acquisition cost of $1,389,117.

The net assets acquired at fair value, as at April 27, 2006 are as follows:

Cash	$235,364
Current assets	832,292
Capital assets	527,064
Current liabilities	(98,062)
Long-term liabilities	(107,541)

Fair value of assets acquired	$1,389,117

2.	Marketable Securities

	Market Value	May 31, 2006	May 31, 2005
Shares in Canadian venture issuers	$41,598	$2,650	$2,325
Units in Canadian publicly traded income trust	—	—	238,759
Shares in U.S. publicly-traded issuer	—	—	88,771

	$41,598	$2,650	$329,855

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

May 31, 2006 and 2005

3.	Inventories

	May 31, 2006	May 31, 2005
Raw materials	$1,122,855	$931,984
Work in process	1,617,334	1,224,922
Finished goods	1,859,427	1,101,950

	$4,599,616	$3,258,856

4.	Capital Assets

	May 31, 2006
	Cost	Accumulated Amortization	Net Book Value
Land	$504,493	$—	$504,493
Buildings	2,974,510	727,125	2,247,385
Computer equipment	194,724	192,688	2,036
Computer software	203,488	191,386	12,102
Furniture and fixtures	129,017	109,428	19,589
Machinery, equipment and electronic manufacturing equipment	2,663,879	1,832,880	830,999
Vehicles	53,096	44,477	8,619
Web site development costs	30,826	30,826	—

	$6,754,033	$3,128,810	$3,625,223

	May 31, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$434,411	$—	$434,411
Buildings	2,431,999	496,884	1,935,115
Computer equipment	155,397	137,311	18,086
Computer software	167,819	137,209	30,610
Furniture and fixtures	97,200	69,426	27,774
Machinery, equipment and electronic manufacturing equipment	2,124,131	1,507,303	616,828
Vehicles	47,003	29,432	17,571
Web site development costs	30,826	30,826	—

	$5,488,786	$2,408,391	$3,080,395

Included in machinery, equipment and electronic manufacturing equipment is property held under capital leases costing $168,449 (May 31, 2005 - $168,449).

Depreciation and amortization expense related to capital assets amounted to $359,459 (2005 - $382,751). Of this amount $215,600 (2005 - $183,832) was included in cost of sales.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

5.	Intangible Assets

	May 31, 2006	May 31, 2005
Non-compete agreements	$953,605	$867,799
Less: Accumulated amortization	(694,136)	(439,877)
Customer contracts	1,831,784	1,715,784
Less: Accumulated amortization	(844,867)	(573,480)

	$1,246,386	$1,570,226

Amortization expense related to intangible assets amounted to $444,946 (2005 - $382,182).

6.	Bank Indebtedness

	May 31, 2006	May 31, 2005
The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at US prime plus 1%.	$340,147	$167,000
The Company’s wholly owned subsidiary, Filtran Limited (“Filtran”) has a working capital line of credit in the amount of $907,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at prime. The agreement also allows Filtran to lease an asset at Canadian prime plus 1% up to $33,000. The lender has a general security agreement and a 1st collateral mortgage on Filtran’s assets and building.	172,367	175,090

	$512,514	$342,090

At May 31, 2006 and 2005, the US prime rate was 8.00 and 6.00 percent per annum, respectively, and the Canadian prime rate was 6.00 and 4.25 percent per annum, respectively.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

7.	Long-Term Debt

	May 31, 2006	May 31, 2005
Mortgage payable, secured by real estate, repayable in blended monthly installments of $3,133 at an interest rate of 8.75%, final payment is due May 2006.	$—	$33,005

Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	37,731	87,026

Promissory note, repayable based on 25% of the gross profit earned by the Company on all orders or contracts received by it on or after August 29, 2005, for product previously manufactured or sold by Sensonics, non-interest bearing.	200,000	—

Loan payable, bearing interest of 10%, with blended monthly payments of $4,467, secured by the assets of Keytronics	145,303	—

Promissory note payable to former shareholders of Keytronics with a first charge security interest in the common shares of Keytronics, repayable by October 27, 2007, bearing interest of 5%	200,000	—

	583,034	120,031
Less: Current portion	275,187	78,519

	$307,847	$41,512

The fair value of long-term debt was $603,132 (2005 - $120,643) and was primarily determined using quoted market prices.

The debt is repayable over the next four fiscal years is as follows:

2007	$275,187
2008	247,784
2009	50,814
2010	9,249

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

8.	Income Taxes

The significant components of future income taxes consist of the following:

	May 31 2006	May 31 2005
Future income tax assets
Loss carry forwards	$153,000	$479,000
Unrealized foreign exchange loss	475,000	260,000
Marketable securities	110,000	106,000
Intangible assets	345,000	279,000
Capital assets	57,000	48,000
Other	29,000	20,000

	1,169,000	1,192,000

Future income tax liabilities
Capital assets	(663,000)	(468,000)
Intangible assets	(19,000)	(33,000)
Inventory	(85,000)	(85,400)

	(767,000)	(586,400)

Valuation allowance	(755,000)	(820,500)

	$(353,000)	$(214,900)

Short term – asset	$40,400	$76,000
- liability	(85,400)	(85,400)
Long term – assets	373,600	295,500
- liability	(681,600)	(501,000)

	$(353,000)	$(214,900)

A reconciliation between income taxes provided at actual rates and at the basic rate of 34.2% (May 31, 2005 – 34.2%) for federal and provincial taxes is as follows:

	May 31 2006	May 31 2005
Loss before income taxes	$(677,924)	$(708,554)

Recovery of income tax at statutory rates	$(231,850)	$(242,325)
Change in taxes resulting from:
Stock based compensation	541,800	332,485
Foreign currency differences	(183,433)	(79,571)
Foreign tax differences	(11,933)	(38,470)
Permanent differences and other	56,394	(45,779)
Change in valuation allowance	(65,500)	(30,500)

Income taxes	$105,478	$(104,160)

Current tax	$23,740	$34,453
Future tax	81,738	(138,613)

	$105,478	$(104,160)

The Company and its subsidiaries have non-capital losses of approximately $415,000 to apply against future taxable income. These losses will expire as follows: $28,000 in 2009, $21,000 in 2010, $303,000 in 2011, and $63,000 in 2012.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

9.	Share Capital

(a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

	Number of Shares Consideration
Balance at May 31, 2004	2,384,131	$10,220,297
Shares issued upon exercise of stock options	440,000	2,798,200
Shares repurchased	(139,735)	(519,801)

Balance at May 31, 2005	2,684,396	12,498,696

Shares repurchased	(266,722)	(1,252,907)
Shares issued upon exercise of stock options	400,000	1,690,000

Balance at May 31, 2006	2,817,674	$12,935,789

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at May 31, 2006 there are no Warrants outstanding and exercisable.

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2004	594,916

Expired – June 2004	(50,000)
Expired – February 2005	(379,958)

Warrants outstanding, May 31, 2005	164,958

Expired – August 2005	(164,958)

Warrants outstanding, May 31, 2006	—

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

9.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at May 31, 2006 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	500,000	$4.61	January 27, 2011

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2004	550,000	$6.70

Cancelled – July, 2004	(440,000)	(6.00)
Reissued – July, 2004	440,000	3.50

Expired – August, 2004	(50,000)	(8.00)
Expired – December, 2004	(50,000)	(12.00)

Cancelled – January, 2005	(440,000)	(3.50)
Reissued – January, 2005	440,000	2.40
Exercised – January, 2005	(440,000)	(2.40)

Issued – January, 2005	400,000	2.50

Options outstanding and exercisable – May 31, 2005	410,000	2.59

Exercised – January, 2006	(400,000)	(2.50)

Issued – January, 2006	500,000	4.61

Options outstanding and exercisable – May 31, 2006	510,000	$4.64

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

9.	Share Capital (continued)

(e)	Stock-based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

The employee stock-based compensation expense recognized in the income statement for the period ended May 31, 2006 is $1,500,000 (2005 - $905,400).

The Company uses the Black-Scholes option-pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	May 31, 2006	May 31, 2005
Risk free interest rate (%)	4.44	2
Expected volatility (%)	80	60 to 104
Expected life (in years)	5	3.583 to 5
Expected dividend yield (%)	0	0

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

9.	Share Capital (continued)

(f)	Contributed Surplus

Contributed Surplus consists of the following:

	May 31, 2006	May 31, 2005
Consultant stock options granted April 1, 2004 expiring August 15, 2004 and December 31, 2004	$25,100	$25,100
June 1, 2004 restatement – fair value of stock options granted and warrants modified	1,876,956	1,876,956
Employee stock options modified on July 26, 2004 and January 3, 2005	215,400	215,400
Employee stock options granted on January 4, 2005	690,000	690,000
Employee stock options granted on January 27, 2006	1,500,000	—
Stock options exercised	(2,432,200)	(1,742,200)
Common share buyback	(448,147)	(203,488)

	$1,427,109	$861,768

(g)	Common Share Buyback

During the year ended May 31, 2006 the Company acquired 266,722 (May 31, 2005 – 139,735) common shares at a total cost of $1,497,566 (May 31, 2005 - $723,289).

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

10.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	For the Year ended
	May 31, 2006	May 31, 2005
Accounts receivable	$(71,028)	$(349,342)
Inventory	(637,841)	75,866
Prepaid expenses	(56,961)	(11,908)
Accounts payable	313,133	(108,887)
Deferred revenue	(529,314)	514,422

	$(982,011)	$120,151

(b)	Supplemental Cash Flow Information

	For the Year ended
	May 31, 2006	May 31, 2005
Cash paid for interest	$46,091	$28,049
Cash paid for taxes	20,240	24,965

(c)	Non-Cash Transactions

	For the Year ended
	May 31, 2006	May 31, 2005
Options granted to employees	$1,500,000	$905,400
Options granted to consultants	—	15,100

	$1,500,000	$920,500

11.	Related Party Transactions

(a)	Included in general and administrative expenses are consulting fees of $61,285

(2005 - $57,154) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $183,364 (2005 - $183,364) paid to a corporation in which two of the directors are also directors of the Company.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

11.	Related Party Transactions (continued)

(b)	Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $27,309 (May 31, 2005 - $12,106).

(c)	Included in other expense is a gain on sale of marketable securities of CECO Environmental Corp. in the amount of $81,460 (2005 - $Nil). CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.	Per Share Data

Basic earnings per share was calculated using the weighted average number of shares issued and outstanding for the period ended May 31, 2006 in the amount 2,607,360 (2005 – 2,535,221). Fully diluted earnings per share was not calculated for the periods ended May 31, 2006 and May 31, 2005, as it is anti-dilutive.

13.	Economic Dependence

The U.S. Department of Defense (directly and through subcontractors) accounts for a significant portion of the Company’s revenue. Management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

14.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2006. The lease at Keytronics which has annual rental commitments of approximately $60,000, can be renewed for five years

2007	$88,364
2008	37,758

(b)	Management Agreement

On January 1, 2005, the Company entered into a renewal of an oral agreement for management services with Can-Med Technology, doing business as Green Diamond Corp. Under the terms of the agreement, Green Diamond Corp. provides office space, office equipment and supplies, telecommunications, personnel, and management services. See Note 11.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

14.	Commitments and Contingencies (continued)

(c)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the year ended May 31, 2006, the Company incurred $26,205 (2005 - $22,859) as its obligation under the terms of the plan, charged to general and administrative expense.

15.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

16.	Subsequent Events

On March 16, 2006, API Electronics Group Corp. (“API”) signed a letter of intent with Rubincon Ventures Inc. (“Rubincon”) to enter into a combination agreement to combine the two entities. The agreement between the two companies provides that shareholders of API will receive (i) 10 common shares of a Canadian subsidiary of Rubincon which are exchangeable on a share for share basis for shares of Rubincon for each share of API, or (ii) 10 shares of Rubincon for each share of API. The new entity created by the business combination will be know as API Nanotronics Corp. Current API management will manage the combined company and the board of directors will be controlled by current members of the board of directors of API. The completion of the transaction is subject to the approval of the shareholders of both companies and the completion of the required legal and regulatory documentation. For accounting purposes the business combination will be considered a reverse acquisition, an acquisition transaction where the acquired company, API, is considered the acquirer for accounting purposes, notwithstanding the form of the transaction.

On June 29, 2006, the Company became a signatory to a consulting agreement between Rubincon and certain nanotechnology experts. Under the terms of the amendment of the original consulting agreement, the Company did not undertake Rubincon’s obligation to compensate the experts.

Also on June 29, 2006, the Company granted 80,000 options to the nanotechnology consultants. The options have an exercise price of $16.00 and vest over a three to four year period with certain vesting occurring only upon the achievement of certain operational milestones.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

17.	Segmented Information

(a)	The Company’s operations are conducted in two reportable segments which are distinguished by geographic location, Canada and the United States. Both segments design and manufacture electronic components. Inter-segment sales are recorded at market value

Year Ended May 31, 2006	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$6,613,699	$9,020,394	$—	$—	$15,634,093
Inter-Segment Sales	—	365,360	—	(365,360)	—

Total	6,613,699	9,385,754	—	(365,360)	15,634,093

Gross Income	1,455,051	822,380	—	—	2,277,431
Corporate Head Office Expenses	—	—	604,386	—	604,386
Stock-based Compensation	—	—	1,500,000	—	1,500,000
Amortization	83,426	552,619	168,360	—	804,405
Interest on Long term Debt	—	39,890	—	—	39,890
Other Expense (Income)	152,311	—	(145,637)	—	6,674
Income Tax Expense (Recovery)	(7,706)	25,062	88,122	—	105,478

Net income (loss)	1,227,020	204,809	(2,215,231)	—	(783,402)

Segment Assets	4,769,319	8,795,638	502,397	—	14,067,354

Goodwill included in assets	1,137,166	—	—	—	1,137,166
Capital asset expenditures	52,728	86,593	—	—	139,321

Year Ended May 31, 2005	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$4,722,205	$7,825,346	$—	$—	$12,547,551
Inter-Segment Sales	—	649,821	—	(649,821)	—

Total	4,722,205	8,475,167	—	(649,821)	12,547,551

Gross Income	398,759	1,206,551	—	—	1,605,310
Corporate Head Office Expenses	—	—	574,766	—	574,766
Stock-based Compensation	—	—	920,500	—	920,500
Amortization	108,392	485,448	171,093	—	764,933
Interest on Long term Debt	11,256	16,793	—	—	28,049
Other Expense (Income)	68,712	—	(43,096)	—	25,616
Income Tax Expense (Recovery)	(1,837)	26,774	(129,097)	—	(104,160)

Net income (loss)	212,236	677,536	(1,494,166)	—	(604,394)

Segment Assets	2,254,285	6,572,759	3,819,284	—	12,646,328

Goodwill included in assets	997,611	—	—	—	997,611
Capital asset expenditures	41,871	270,875	21,214	—	333,960

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

17.	Segmented Information

(a)	(Continued)

Geographical Information	May 31, 2006		May 31, 2005
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$12,199,898	$3,467,797	$9,629,218	$3,300,532
Canada	1,104,713	2,540,978	836,335	2,347,700
United Kingdom	1,712,629	—	1,659,463	—
South America	147,009	—	159,936	—
All Other	469,844	—	262,599	—

	$15,634,093	$6,008,775	$12,547,551	$5,648,232

(b)	Major Customers

	For the year ended May 31,
	2006	2005
Revenue
U.S. Department of Defence	25%	12%
U.S. Department of Defence subcontractors	40%	39%

18.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“US GAAP”) except as follows:

(a)	Marketable Securities

Under accounting principles generally accepted in Canada (“Canadian GAAP”), gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments that are held as available for sale are recorded at market value and the unrealized gains and losses other than those arising from permanent impairment are recognized as a separate item in the shareholder’s equity section of the balance sheet. Under US GAAP the investments and shareholders’ equity have been increased by $38,948 at May 31, 2006 (May 31, 2005 - $6,500).

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

18.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(b)	Stock Options

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. For the year ended May 31, 2006, 500,000 options were issued at an exercise price that was equal to the quoted market price; therefore no compensation expense was recognized for options granted to employees. For the year ended May 31, 2005, 400,000 options were issued at an exercise price that was equal to the quoted market price; therefore no compensation expense was recognized for options granted to employees.

SFAS No. 123 “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply intrinsic value-based method of accounting as described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123 which is consistent with the policy applied for Canadian GAAP purposes since June 1, 2002. During the year ended May 31, 2006 no options were granted to consultants (May 31, 2005 -$15,100).

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. The impact in the year ended May 31, 2006 was to record compensation expense in the amount of $1,500,000 (May 31, 2005 – $905,400) relating to the award of stock options to employees under Canadian GAAP. Under U.S. GAAP, the Company is not required to record this compensation expense.

The Company has calculated the fair value of stock options granted to employees, directors and officers using the Black Scholes option pricing model with the following assumptions:

Year ended May 31	2006	2005
Risk free interest rate (%)	4.44	2
Expected volatility (%)	80	60 to 104
Expected life (in years)	5	3.583 to 5
Expected dividend yield (%)	0	0

Under FIN 44, variable accounting applies to certain option exchange and re-pricing situations. Generally, variable accounting applies whenever an optionee gives up an option with a high strike price and receives one with a lower strike price within six months. However, due to the fact that the intrinsic value of the new option is either nil or negative, the Company has not recognized any additional compensation cost on such transactions.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

18.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(c)	Other Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income (loss), which includes foreign currency translation adjustments, is shown for US purposes as a separate component in the Shareholders’ Equity.

Other comprehensive income (loss) also includes the unrealized holding gains and losses in the available-for-sale securities (Note 18 (a))

(d)	Income Tax Provision

Under US GAAP, Investment Tax Credits related to the Company’s research and development activities would be netted against the income tax provision rather than reducing the research and development expenses included in general and administrative expenses. Under US GAAP, the general and administrative expenses would be higher by $Nil for the year ended May 31, 2006 (May 31, 2005 - $14,540) and the income tax provision would be reduced by the same amount.

(e)	Recently Issued United States Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) has published FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise’s financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operations

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

18.	Generally Accepted Accounting Principles in Canada and the United States continued)

(e)	Recently Issued United States Accounting Standards (continued)

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” - an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for an a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s financial condition or results of operations.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

18.	Generally Accepted Accounting Principles in Canada and the United States continued)

(e)	Recently Issued United States Accounting Standards (continued)

On December 16, 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have any affect on the Company’s financial statements.

In December of 2004, the FASB issued SFAS 123R Share Based Payments which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees. Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after December 15, 2005, but earlier adoption is encouraged. Because the Company has disclosed pro-forma fair based value amounts in accordance with the original SFAS 123, the Company can adopt this statement using a modified prospective approach. The Company has determined that the affect of the adoption of this standard will be consistent with the affect shown on the pro forma disclosed under stock based compensation.

On November 24, 2004, the FASB issued SFAS 151, Inventory Costs - An amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The Company has determined that the adoption of this standard will have not have a material effect on the financial position and results of operations.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

18.	Generally Accepted Accounting Principles in Canada and the United States continued)

(f)	The impact of the foregoing on the financial statements is as follows:

	May 31, 2006	May 31, 2005
Total assets Canadian GAAP	$14,067,354	$12,646,328
Unrealized gain on investments	38,948	6,500

Total assets US GAAP	$14,106,302	$12,652,828

Total liabilities Canadian GAAP	$3,900,515	$3,142,051

Total liabilities per US GAAP	3,900,515	3,142,051

Shareholders’ equity Canadian GAAP	10,166,839	9,504,277
Unrealized gain on investments in US GAAP	38,948	6,500

Shareholders’ equity US GAAP	10,205,787	9,510,777

Total liabilities and shareholders’ equity US GAAP	$14,106,302	$12,652,828

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2006 and 2005

18.	Generally Accepted Accounting Principles in Canada and the United States continued)

(f)	(continued)

For the year ended May 31	2006	2005
Net loss per Canadian GAAP	$(783,402)	$(604,394)
Employee stock-based compensation expense recorded for Canadian GAAP purposes	1,500,000	905,400

Net income (loss) per US GAAP	716,598	301,006
Cumulative translation adjustment	443,530	248,621
Unrealized gain (loss) on investments	32,448	(1,451)

Comprehensive net income (loss) per US GAAP	$1,192,576	$548,176

Basic earnings (loss) per share	$0.27	$0.12

Fully diluted earnings (loss) per share	$0.25	$0.11

Shares used in the computation of
Basic earnings (loss) per share	2,607,360	2,535,221

Shares used in the computation of
Diluted earnings (loss) per share	2,854,245	2,652,814

(g)	Correction of Error

Subsequent to the filing with the Securities and Exchange Commission of the Company’s financial statements included in Form 20-F for the year ended May 31, 2005, management noted errors relating to the US GAAP reconciliation included in note 19 to the financial statements. The US GAAP reconciliation did not include the effects of the change in the Company’s cumulative translation adjustment. The Company has corrected total comprehensive income for US GAAP purposes by an increase of $248,621 for 2005. Furthermore, management discovered a calculation error in 2005 related to the number of shares utilized in the computation of diluted income (loss) per shares. The diluted weighted average number of shares reflected in this footnote should have been 2,652,814 shares. The effect of this change is a decrease in diluted net earnings (loss) per common share from $0.12, as previously reported, to $0.11 in 2005.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: API ELECTRONICS GROUP CORP.

Fiscal year end date used to calculate capitalization: May 31, 2006

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	2,817,674	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$8.66	(ii)

Market value of class or series	(i) X (ii) =		24,401,057	(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)			—	(B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)			—	(C)

(Repeat for each class or series of securities)			—	(D)

Capitalization
(Add market value of all classes and series of securities)	(A)+ (B)+(C)+(D) =		24,401,057

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)			$600.00

New reporting issuer’s reduced participation fee, if applicable (See section 2.6 of the Rule)
Participation fee X Number of entire months remaining in the issuer’s fiscal year =
Late Fee, if applicable

(As determined under section 2.5 of the Rule)

API ELECTRONICS GROUP CORP.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Phillip DeZwirek, Chief Executive Officer of API Electronics Group Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the periods ending May 31, 2005 and 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATED as of September 26, 2006.

API ELECTRONICS GROUP CORP.

/s/ “Phillip DeZwirek”
Per:
PHILLIP DEZWIREK Chief Executive Officer

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API ELECTRONICS GROUP CORP.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Claudio Mannarino, Chief Financial Officer of API Electronics Group Corp., certify that:

6. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the periods ending May 31, 2005 and 2006;

7. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

8. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

9. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

10. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATED as of September 26, 2006.

API ELECTRONICS GROUP CORP.

/s/ “Claudio Mannarino”
Per:
CLAUDIO MANNARINO Chief Financial Officer

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